                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                            (AMENDMENT NO. _____)(1)

                        PHYSICIAN SALES & SERVICE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  7194-OL-107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

            Stanton Keith Pritchard, Gulf South Medical Supply, Inc.
                     One Woodgreen Place, Madison, MS 39110
                                 (610) 856-5900
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               December 14, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                 Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)




---------------------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP NO.  7194-OL-107                   13D                PAGE 2 OF 13 PAGES
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
----------------------------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSON

         Gulf South Medical Supply, Inc.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           06-1251310
----------------------------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
                                                                       (b)[ ]
----------------------------------------------------------------------------------------------------
    3    SEC USE ONLY

----------------------------------------------------------------------------------------------------
    4    SOURCE OF FUNDS*

         OO
----------------------------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
         PURSUANT TO ITEMS 2(d) or 2(e)

----------------------------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware

----------------------------------------------------------------------------------------------------
                             7    SOLE VOTING POWER

                                  8,098,523 (acquisition of such shares is conditioned upon the occurrence of certain events specified in a Stock Option Agreement dated December 14, 1997 and filed as Exhibit 2 to this 13D)
                             -----------------------------------------------------------------------
          SHARES             8    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                 2,753,435
           EACH              -----------------------------------------------------------------------
        REPORTING            9    SOLE DISPOSITIVE POWER
          PERSON
           WITH                   8,098,523 (acquisition of such shares is conditioned upon the occurrence of certain events specified in a Stock Option Agreement dated December 14, 1997 and filed as Exhibit 2 to this 13D)
                             -----------------------------------------------------------------------
                             10   SHARED DISPOSITIVE POWER

                                  -0-
----------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,851,958
----------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN      [ ]
         SHARES*

----------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.2%

----------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON *

         CO
----------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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  CUSIP NO.  7194-OL-107                   13D                PAGE 3 OF 13 PAGES
----------------------------------                            ------------------

         Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Gulf South Medical Supply, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.    SECURITY AND ISSUER

      This statement on Schedule 13D relates to the Common Stock (the "Issuer Common Stock"), $.01 par value per share, of Physician Sales & Service, Inc., a
Florida corporation (the "Issuer").   The principal executive offices of the
Issuer are located at 4345 Southpoint Blvd., Jacksonville, FL 32256.

ITEM 2.    IDENTITY AND BACKGROUND

         (i) The name of the person filing this statement is Gulf South Medical Supply, Inc., a Delaware corporation ("GSMS").

         (ii) The address of the principal office and principal place of business of GSMS is One Woodgreen Place, Madison, MS 39110.

         (iii) The principal business of GSMS is the national distribution of medical supplies and related products to the long-term care industry.

         (iv) Set forth in Schedule I is the (a) name, (b) residence or business address, (c) present principal occupation or employment, and (d) name, principal business and address of any corporation or other organization in which such employment is conducted of each of GSMS' directors and executive officers as of the date hereof. Each such person listed on Schedule I is a citizen of the United States. No corporation or other person controls GSMS.

         (v) During the past five years, neither GSMS nor, to GSMS' knowledge, any person named in Schedule I to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (vi) During the past five years, neither GSMS nor, to GSMS' knowledge, any person named in Schedule I to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS

         Pursuant to an Agreement and Plan of Merger dated December 14, 1997 (the "Merger Agreement") between GSMS, the Issuer and PSS Merger Corp. ("Merger Corp."), and subject to the conditions set forth therein (including approval by stockholders of GSMS and the Issuer), Merger Corp. will be merged with and into GSMS in accordance with the Merger Agreement (the "Merger"). At the effective time of the Merger (the "Effective Time"), GSMS shall be the surviving corporation resulting from the Merger and shall become a wholly owned subsidiary of

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  CUSIP NO.  7194-OL-107                   13D                PAGE 4 OF 13 PAGES
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the Issuer with each share of GSMS Common Stock, $.01 par value per share
("GSMS Common Stock"), being converted into the right to receive 1.75 shares of Issuer's Common Stock, $.01 par value per share ("Issuer Common Stock"), as may be adjusted pursuant to anti-dilution provisions (the "Exchange Ratio"). The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

      This statement on Schedule 13D relates to an option granted to GSMS by the Issuer to purchase shares of Issuer's Common Stock as described in Item 4 below.

ITEM 4.    PURPOSE OF TRANSACTION

         (a) - (b) As described more fully in Item 3 above, this statement relates to the Merger of Merger Corp. with and into GSMS, with GSMS continuing as the surviving corporation, and thereby becoming a wholly owned subsidiary of the Issuer. In connection with the Merger, holders of outstanding GSMS Common Stock will receive, in exchange for each share of GSMS Common Stock held by them, 1.75 shares of Issuer Common Stock, as adjusted pursuant to anti-dilution provisions. In addition, the Issuer will assume the GSMS 1992 Stock Plan and the 1997 Stock Plan, and will also assume all warrants outstanding as of the Effective Time.

         The Merger Agreement contains customary representations and warranties on the part of GSMS and the Issuer, and the consummation of the Merger is subject to customary closing conditions, including, without limitation, approval by the stockholders of GSMS and the Issuer and various state and Federal regulation agencies. The Merger Agreement also contains covenants regarding the activities of the parties pending consummation of the Merger. Generally, each of the parties must conduct its business in the ordinary course consistent with past practice. In certain circumstances, a cash termination fee will be paid.

         The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this
Schedule 13D and incorporated herein in its entirety by reference.

         As an inducement to GSMS to enter into the Merger Agreement, GSMS and the Issuer entered into a Stock Option Agreement, dated December 14, 1997 (the "Stock Option Agreement"). The Stock Option Agreement grants GSMS an irrevocable option (the "Option") to purchase, under certain conditions, up to 8,098,523 shares of the Issuer at a purchase price of $23.00 per share, subject to adjustment pursuant to anti-dilution provisions. Provided that (i) GSMS shall not be in material breach of its agreements or covenants contained in the Stock Option Agreement or the Merger Agreement, and (ii) no preliminary or permanent injunction or other order against the delivery of shares covered by the Option issued by any court of competent jurisdiction in the United States shall be in effect, GSMS may exercise the Option, in whole or in part, at any time and from time to time following the occurrence of a Purchase Event. A "Purchase Event" means any of the following events:

                 (i) without GSMS' prior written consent, Issuer shall have authorized, recommended, publicly proposed or publicly announced an intention to authorize, recommend or propose, or entered into an agreement with any person (other than GSMS or any subsidiary of GSMS) to effect an Acquisition Transaction. "Acquisition Transaction" means (A) a merger, consolidation or similar transaction involving Issuer or any of its

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  CUSIP NO.  7194-OL-107                   13D                PAGE 5 OF 13 PAGES
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      subsidiaries (other than transactions solely between Issuer's subsidiaries), (B) except as permitted pursuant to Section 7.1 of the Merger Agreement, the disposition, by sale, lease, exchange or otherwise, of assets of Issuer or any of its subsidiaries representing in either case 15% or more of the consolidated assets of Issuer and its subsidiaries, or (C) the issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities representing 25% or more of the voting power of Issuer or any of its subsidiaries; or

                 (ii) any person (other than GSMS or any subsidiary of GSMS) shall have acquired beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Act) of or the right to acquire beneficial ownership of, or any "group" (as such term is defined under the Act), other than a group of which GSMS or any of its subsidiaries of GSMS is a member, shall have been formed which beneficially owns or has the right to acquire beneficial ownership of, 25% or more of the then-outstanding shares of Issuer Common Stock.

          The Option will terminate upon the earliest of certain events, including consummation of the Merger, as set forth in the Stock Option Agreement.

         In addition to the above, under certain circumstances, GSMS has the right to require Issuer to repurchase from GSMS the Option and all shares of Issuer Common Stock purchased by GSMS pursuant to the Stock Option Agreement, with respect to which GSMS then has beneficial ownership.

         The foregoing summary of the Option is qualified in its entirety by reference to the copy of the Stock Option Agreement included as Exhibit 2 to this Schedule 13D and incorporated herein by reference.

         As a further inducement to the Issuer to enter into the Merger Agreement, Issuer and GSMS have also entered into a Stock Option Agreement, dated December 14, 1997, which grants the Issuer an irrevocable option to purchase up to 3,253,066 shares of GSMS Common Stock at a price of $29.06 per share, subject to adjustment pursuant to anti-dilution provisions and under the circumstances specified in the stock option agreement between GSMS and the Issuer. The substance of this agreement is substantially similar in substance to the Stock Option Agreement described above, and a copy of this agreement is included as Exhibit 3 to this Schedule 13D and incorporated herein in its entirety by reference.

         Also as an inducement to GSMS to enter into the Merger Agreement, certain stockholders of the Issuer (collectively, the "Voting Agreement Stockholders") have entered into a Voting Agreement dated December 14, 1997 (the "Voting Agreement") with GSMS. Pursuant to the Voting Agreement, the Voting Agreement Stockholders have agreed to vote, and have granted to GSMS an irrevocable proxy and attorney in fact (with full power of substitution) to vote, the shares of Issuer Common Stock owned by them at any meeting of stockholders of Issuer called to vote upon the Merger, the Merger Agreement, and any other matters related thereto, including the amendment to the Articles of Incorporation to increase the number of authorized shares of Issuer Common Stock (the "Amendment"), or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger, the Merger Agreement and the Amendment is sought, the Voting Agreement Stockholders shall vote (or cause to be voted) such shares in favor of (i) the Amendment and (ii)

----------------------------------                            ------------------
  CUSIP NO.  7194-OL-107                   13D                PAGE 6 OF 13 PAGES
----------------------------------                            ------------------


the Merger and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement, provided that the terms of the Merger Agreement shall not have been amended to increase the Exchange Ratio payable in the Merger to a greater amount of Issuer Common Stock or otherwise to materially and adversely impair the Voting Agreement Stockholders' rights or increase the Voting Stockholders' obligations thereunder. The Voting Agreement terminates upon the earlier of the Effective Time or the termination of the
Merger Agreement.   The name of each Voting Agreement Stockholder and the
number of outstanding shares of Issuer Common Stock held of record by such stockholder as of December 14, 1997 is set forth in Schedule II hereto, which is hereby incorporated by this reference. GSMS did not pay any additional consideration to any Voting Agreement Stockholder in connection with the execution and delivery of the Voting Agreement.

         The foregoing summary of the Voting Agreement is qualified in its entirety by reference to the copy of the Voting Agreement included as Exhibit 4 of this Schedule 13D and incorporated herein in its entirety by reference.

         As an inducement to Issuer to enter into the Merger Agreement, certain stockholders of GSMS have entered into a Voting Agreement dated December 14, 1997 with Issuer, the substance of which is substantially similar to the substance of the Voting Agreement described above. A copy of this agreement is included as Exhibit 5 of this Schedule 13D and incorporated herein in its entirety by reference.

         Also in connection with the Merger Agreement, the stockholders of the Issuer who have executed a Voting Agreement in favor of GSMS (each an "Issuer Affiliate") have each entered into an Affiliate Agreement with Issuer (collectively, the "Issuer Affiliate Agreements") pursuant to which each Issuer Affiliate has agreed not to sell, transfer or otherwise dispose of his interests in, or otherwise reduce his risk relative to any shares of Issuer Common Stock or other equity securities of Issuer owned by him from 30 days prior to the Effective Time until such time as Issuer notifies the Issuer Affiliates that the requirements of the Securities and Exchange Commission Accounting Release Series Nos. 130 and 135 have been met. In addition, the stockholders of GSMS who have executed a Voting Agreement in favor of the Issuer (each a "GSMS Affiliate") have each entered into an Affiliate Agreement (collectively the "GSMS Affiliate Agreements") pursuant to which each GSMS Affiliate has agreed not to sell, transfer or otherwise dispose of his interests in, or reduce his risk relative to, (i) any of the shares of GSMS Common Stock owned by him within 30 days prior to the Effective Time, and (ii) any of the Issuer Common Stock into which his shares of GSMS Common Stock are converted upon consummation of the merger until such time as Issuer notifies the GSMS Affiliates that the requirements of the Securities and Exchange Commission Accounting Release Nos. 130 and 135 have been met.

         The foregoing summary of the Issuer Affiliate Agreements and the GSMS Affiliate Agreements is qualified in its entirety by reference to the forms of such Affiliate Agreements included as Exhibits 6 and 7, respectively, of this
Schedule 13D and incorporated herein in their entirety by reference.

         (c)     Not applicable.

         (d) In accordance with the Merger Agreement, immediately following the Effective Time, the Issuer shall take, or cause to be taken, such action as may be required in order to (i)

----------------------------------                            ------------------
  CUSIP NO.  7194-OL-107                   13D                PAGE 7 OF 13 PAGES
----------------------------------                            ------------------


increase the size of its Board of Directors from nine persons to ten persons, with four Class I directors, three Class II directors and three Class III directors, (ii) accept the resignations of four current directors of the Issuer, (iii) appoint or cause to be elected Thomas G. Hixon ("Hixon") and two additional persons who are currently directors of GSMS to be selected by the Board of Directors of GSMS as directors of the Issuer to serve in Class I, Class II and Class III, respectively, and (iv) appoint a Nominating Committee composed of Hixon and such other persons as the Issuer's Board of Directors shall determine for the purpose of designating two independent persons to fill the two vacancies on the Issuer's Board of Directors as soon as reasonably practicable. In addition, immediately following the Effective Time, the Issuer shall take, or cause to be taken, such action as may be necessary to cause each of the Audit Committee and Compensation Committee of the Board of Directors of the Issuer to include at least one member who shall have served on the Board of Directors of GSMS immediately prior to the Effective Time.

         (e) Other than as a result of the Merger described in Item 3 above, not applicable.

         (f)     Not applicable.

         (g)     Not applicable.

         (h)-(i) Other than as a result of the Merger described in Item 3 above, not applicable.

         (j) Other than as described above, GSMS currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although GSMS reserves the right to develop such plans).

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

      (a) - (b) If the Option is exercised, GSMS will have the right to acquire 8,098,523 shares of Issuer Common Stock. If acquired, GSMS would have sole voting and dispositive power over such shares, and such shares would constitute approximately 16.7% of the issued and outstanding shares of the Issuer Common Stock as of December 14, 1997.

         As a result of the Voting Agreement, GSMS has shared power to vote an aggregate of 2,753,435 shares of Issuer Common Stock for the limited purposes described in Item 4 above, and such shares constitute 6.8% of the issued and outstanding shares of Issuer Common Stock as of December 14, 1997.
To the extent that GSMS, as permitted by the Voting Agreement, requests proxies to vote all of the shares of Issuer Common Stock subject to the Voting Agreement and such proxies are so granted, GSMS will have the sole voting power with respect to such shares in connection with any vote on the Merger, the Merger Agreement or the Amendment, as described in Item 4.

         As a result of the Voting Agreement and if the Option is exercised, GSMS may be deemed to beneficially own an aggregate of 10,851,958 shares of Issuer Common Stock, or 22.2% of the issued and outstanding shares of Issuer Common Stock as of December 14, 1997.

        Thomas G. Hixon owns 10,000 shares of Issuer Common Stock. To GSMS' knowledge, no other shares of Issuer Common Stock are beneficially owned by any of the other persons named in Schedule I.

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  CUSIP NO.  7194-OL-107                   13D                PAGE 8 OF 13 PAGES
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         (c)     Neither GSMS, nor, to GSMS' knowledge, any person named in
Schedule I, has affected any transaction in the Issuer Common Stock during the past 60 days.

         (d)     Not applicable.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      Other than as described herein, to GSMS' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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  CUSIP NO.  7194-OL-107                   13D                PAGE 9 OF 13 PAGES
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ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS


       Exhibit No.       Description
       -----------       -----------
            1            Agreement and Plan of Merger dated
                         December 14, 1997, by and among Physician Sales
                         & Service, Inc., PSS Merger Corp. and Gulf South
                         Medical Supply, Inc.

            2 Stock Option Agreement dated December 14, 1997, by and between Physician Sales & Service, Inc., and Gulf South Medical Supply, Inc.

            3 Stock Option Agreement dated December 14, 1997, by and between Gulf South Medical Supply, Inc., and Physician Sales & Service, Inc.

            4 Voting Agreement dated December 14, 1997, by and among Gulf South Medical Supply, Inc., and certain stockholders of Physician Sales &
                         Service, Inc.

            5 Voting Agreement dated December 14, 1997, by and among Physician Sales & Service, Inc., and certain stockholders of Gulf South Medical
                         Supply, Inc.

            6            Form of Affiliate Agreement dated
                         December 14, 1997, by and between Gulf South
                         Medical Supply, Inc. and certain stockholders of Physician Sales & Service, Inc.

            7            Form of Affiliate Agreement dated
                         December 14, 1997, by and between Physician
                         Sales & Service, Inc., and certain stockholders of Gulf South Medical Supply, Inc.

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  CUSIP NO.  7194-OL-107                   13D               PAGE 10 OF 13 PAGES
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                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   December 23, 1997            GULF SOUTH MEDICAL SUPPLY, INC.


                                     /s/ Thomas G. Hixon
                                     -------------------------------------------
                                     By:      Thomas G. Hixon
                                     Title:   President, Chief Executive Officer
                                              and Chairman of the Board

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  CUSIP NO.  7194-OL-107                   13D               PAGE 11 OF 13 PAGES
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                                   SCHEDULE I


    Name and Residence or
     Business Address if                                                  Name and Address of any Corporation
 different from that listed             Principal Occupation                   or Other Organization in
       in Column Three                     or Employment                     Which Employment is Conducted
       ---------------                     -------------                  -----------------------------------
David L. Bogetz              Senior Vice President, Private Equity        ABN Amro Chicago Corporation
                             Management                                   208 South LaSalle, 10th Floor
                                                                          Chicago, IL  60604

Guy W. Edwards               Consultant                                   Not applicable.
567 Arbor Drive
Madison, MS  39110

Melvin L. Hecktman           President                                    Hecktman Management
                                                                          104 Wilmot Road, Suite 300
                                                                          Deerfield, IL  60015

Thomas G. Hixon              President, Chief Executive Officer and       Gulf South Medical Supply, Inc.
                             Chairman of the Board                        One Woodgreen Place
                                                                          Madison, MS  39110

William W. McInnes           Retired                                      Not applicable.
116 30th Avenue South
Nashville, TN  37212

Stanton Keith Pritchard      Senior Vice President, Business              Gulf South Medical Supply, Inc.
                             Development and Administration, Secretary    One Woodgreen Place
                             and General Counsel                          Madison, MS  39110

Steven L. Richardson         Senior Vice President, Operations            Gulf South Medical Supply, Inc.
                                                                          One Woodgreen Place
                                                                          Madison, MS  39110

Edward Schulman              Senior Vice President, Sales and             Gateway Healthcare Corporation
                             Marketing                                    2900 Hungary Road, Suite 200
                                                                          Richmond, VA  23228

John L. Vaughn, Jr.          Vice President, Finance                      Gulf South Medical Supply, Inc.
                                                                          One Woodgreen Place
                                                                          Madison, MS  39110

Donna C.E. Williamson        Not applicable.                              Not applicable.
345 Birch Street
Winnetka, IL  60093

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  CUSIP NO.  7194-OL-107                   13D               PAGE 12 OF 13 PAGES
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                                  SCHEDULE II

                                                                          Percentage of Outstanding
                                         Number of Shares of Issuer        Shares of Issuer Common
                                                Common Stock                     Stock as of
Individual                                   Beneficially Owned               December 14, 1997
----------                                   ------------------               -----------------
----------------------------------------------------------------------------------------------------
Gulf South Medical Supply, Inc.(1)      10,851,958                      22.2%
----------------------------------------------------------------------------------------------------
Delmer W. Dallas                        131,144                         .3%
----------------------------------------------------------------------------------------------------
Frederick E. Dell(2)                    239,449                         .6%
----------------------------------------------------------------------------------------------------
T. O'Neal Douglas                       18,000                          less than .1%
----------------------------------------------------------------------------------------------------
Fred Elefant(2)(4)                      530,255                         1.3%
----------------------------------------------------------------------------------------------------
Patrick C. Kelly(2)(3)                  1,128,323                       2.7%
----------------------------------------------------------------------------------------------------
Delores Kesler                          1,500                           less than .1%
----------------------------------------------------------------------------------------------------
William C. Mason                        -0-                             -0-
----------------------------------------------------------------------------------------------------
John F. Sasen, Sr.(2)                   229,844                         .6%
----------------------------------------------------------------------------------------------------
David A. Smith(2)                       209,494                         .5%
----------------------------------------------------------------------------------------------------
James B. Stallings, Jr.(2)              47,566                          .1%
----------------------------------------------------------------------------------------------------
James L.L. Tullis(5)                    217,860                         .5%
----------------------------------------------------------------------------------------------------


(1) Includes shares subject to the Voting Agreement discussed in Item 4.

(2) Included in such beneficial ownership are shares of Common Stock issuable upon the exercise of certain options exercisable immediately or within 60 days of December 14, 1997 as follows: Mr. Kelly, 506,806 shares; Mr. Sasen, 110,106 shares; Mr. Dell, 66,160 shares; Mr. Smith, 73,266 shares; Mr. Stallings, 44,566 shares; Mr. Elefant, 17,539 shares; Mr. Tullis, 14,296 shares. Also included in such beneficial ownership are shares held for the account of the Issuer's Employee Stock Ownership Plan as follows: Mr. Kelly, 77,487 shares; Mr. Sasen, 18,872 shares; Mr. Smith, 25,959 shares; and Mr. Dell, 96,420 shares.

(3) Excludes 400,000 shares held in trust for Mr. Kelly's daughters.

(4) Includes 400,000 shares held in trust for Mr. Kelly's daughters.

(5) Includes 127,881 shares owned by Tullis Dickerson Capital Focus, L.P. and 11,200 shares owned by Tullis-Dickerson Partners. Mr. Tullis is the general partner of Tullis-Dickerson Partners, the sole general partner of Tullis-Dickerson Capital Focus, L.P.

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  CUSIP NO.  7194-OL-107                   13D               PAGE 13 OF 13 PAGES
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                                 EXHIBIT INDEX

        Exhibit No.        Description
        -----------        -----------
             1             Agreement and Plan of Merger dated
                           December 14, 1997, by and among Physician Sales
                           & Service, Inc., PSS Merger Corp. and Gulf South
                           Medical Supply, Inc.

             2 Stock Option Agreement dated December 14, 1997, by and between Physician Sales & Service, Inc., and Gulf South Medical Supply, Inc.

             3 Stock Option Agreement dated December 14, 1997, by and between Gulf South Medical Supply, Inc., and Physician Sales & Service, Inc.

             4 Voting Agreement dated December 14, 1997, by and among Gulf South Medical Supply, Inc., and certain stockholders of Physician Sales &
                           Service, Inc.

             5 Voting Agreement dated December 14, 1997, by and among Physician Sales & Service, Inc., and certain stockholders of Gulf South Medical
                           Supply, Inc.

             6             Form of Affiliate Agreement dated
                           December 14, 1997, by and between Gulf South
                           Medical Supply, Inc. and certain stockholders of Physician Sales & Service, Inc.

             7             Form of Affiliate Agreement dated
                           December 14, 1997, by and between Physician
                           Sales & Service, Inc., and certain stockholders of Gulf South Medical Supply, Inc.
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